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May 19, 2009	71097.00006

VIA EDGAR

Ms. Lauren Nguyen

Attorney-Advisor

Division of Corporation Finance

U.S. Securities and Exchange Commission

Washington, D.C. 20549-7010

Re:                               Six Flags, Inc.
Schedule 14A (File No. 001-13703) filed on April 24, 2009

Dear Ms. Nguyen:

On behalf of our client, Six Flags, Inc. (the “Company”), we are transmitting herewith for filing via EDGAR, this letter in response to the comment of the Staff of the Division of Corporation (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to the Company’s Preliminary Proxy Statement on Schedule 14A filed on April 24, 2009 (the “Proxy Statement”), conveyed in a Staff comment letter, dated May 4, 2009.  The Company expects to release the Proxy Statement to stockholders as soon as practicable after completion of the review of the Proxy Statement by the Staff.  For your convenience, the Staff’s comment is reproduced below in its entirety in italics, and the response thereto is set forth below the Staff’s comment.

Schedule 14A

General

1.                                       We note that you are seeking shareholder vote to amend certain terms of your preferred stock which will have the effect of requiring shareholders to exchange the preferred stock for your common stock.  On a supplemental basis, please provide us with an analysis of the consideration given to Rule 13e-4 of the Exchange Act of 1934.  We may have further comment upon review of your response.

The Company supplementally confirms to the Staff that it has considered the applicability of Rule 13e-4 (“Rule 13e-4”) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) in connection with the solicitation of proxies to vote for the amendments (the “PIERS Amendments”) to the terms of the Company’s Preferred

Income Equity Redeemable Stock (the “PIERS”) and does not believe that seeking a shareholder vote to amend the terms of the PIERS constitutes a tender offer, which would be subject to Rule 13e-4.  Specifically, Rule 13e-4 applies to tender offers by issuers.  Rule 13e-4(a)(2) defines an “issuer tender offer” as “a tender offer for, or a request or invitation for tenders of, any class of equity security, made by the issuer of such class of equity security or by an affiliate of such issuer.”  (emphasis added).

The Company is not conducting a “tender offer” for, or requesting an invitation for “tenders” of, the PIERS.  Instead, the Company is soliciting votes by holders of the PIERS to amend the terms of the PIERS in accordance with, and pursuant to, the terms of the Certificate of Designation governing the PIERS.

Black’s Law Dictionary defines a “tender offer” as a “public offer to buy a minimum number of shares directly from a corporation’s shareholders at a fixed price, usu. at a substantial premium over the market price, in an effort to take control of the corporation.” (emphasis added)  Blacks Law Dictionary, Eighth Edition.  Black’s Law Dictionary defines a “proxy solicitation” as “[a] request that a corporate shareholder authorize another person to cast the shareholder’s vote at a corporate meeting.”  Blacks Law Dictionary, Eighth Edition.

The distinction between a tender offer governed by the Williams Act and a solicitation of proxies to amend a charter governed by Regulation 14A of the Exchange Act is that a tender offer is voluntary and can be accepted or rejected by the offeree, whereas, if approved, a charter amendment is not voluntary and, if approved by the requisite number of holders entitled to vote on the amendment will apply to, and bind, all holders of the securities, regardless of whether they voted for or against the approval.  Unlike a tender offer where an offeree is entitled to reject the tender offer and retain its original securities, if the PIERS Amendments are approved by the requisite majority, holders of the PIERS who voted against the PIERS Amendments will not have the opportunity to retain their original security, namely the PIERS, and instead all PIERS will automatically be converted into common stock in accordance with the amended Certificate of Designation, which governs the terms of the PIERS.  If approved by a majority, the PIERS Amendments will apply to all PIERS and there will not exist any voluntary determination at that time to buy, sell or exchange shares as in the tender offer context.

Rule 13e-4 was not designed to regulate the solicitation of proxies for the PIERS Amendment, and there are no policy reasons for making Rule 13e-4 applicable in this case.  The tender offer rules promulgated under the Williams Act were designed to regulate solicitations of sales of securities to a bidder and to curb the abuses inherent in purchases of securities in pressure-filled situations where an offer was only open for a short time and restricted to a limited number of shares.  In adopting Rule 13e-4, the

Commission stated that “Rule 13e-4 responds to a major Congressional concern underlying the Williams Act to ensure that tender offers are conducted on appropriate terms and conditions in light of the special market and investment decision problems which attend such offers.”  Exchange Act Release No. 34-16112 (Aug. 16, 1979).  In proposing the adoption of Rule 13e-4, the Commission noted some of the protections the tender offer rules were designed to afford investors in tender offers, including granting rights of withdrawal, pro rata instead of first-come first served selection, giving early depositors the benefit of later increases in price.  These abuses inherent in pressure-filled tender offers, where security holders could be treated differently due to the volitional nature of a tender offer and the fact that a tender offer is a separate offer to each individual security holder, are not present in connection with the solicitation of proxies for the PIERS Amendments.  All holders of the PIERS will be treated the same in the PIERS Amendments and, if approved, the amendment to the PIERS’ terms will apply to all PIERS, as is required by the Certificate of Designation governing the PIERS.  If approved, the conversion of the PIERS into common stock would be mandatory and automatic and would not require individual holders’ volition or judgment in order for the exchange to occur.

The solicitation of proxies for the PIERS Amendments is instead being conducted in compliance with the requirements of Regulation 14A, including the filing requirements of Schedule 14A promulgated thereunder.  Regulation 14A governs the solicitation of proxies and is primarily designed to provide sufficient and necessary disclosure to security holders in considering whether to grant a proxy vote their securities.  Amalgamated Clothing and Textile Workers Union v. Wal-Mart Stores, 54 F.3d 69 (2d. Cir. 1995).  In accordance with Regulation 14A, the Company is providing the holders of PIERS the material information relating to the PIERS Amendments required by Schedule 14A pursuant to the Proxy Statement.

Furthermore, requiring the solicitation of proxies for the PIERS Amendments to comply with Rule 13e-4 is not necessary for the protection of investors.  The solicitation of proxies for the PIERS Amendments is being conducted pursuant to a comprehensive restructuring plan for the Company’s debt and equity securities, which includes, among other things, a separate exchange offer to exchange shares of the Company’s common stock for its 4.50% Convertible Senior Notes due 2014 (the “Convertible Exchange Offer”) in compliance with, and pursuant to, Rule 13e-4.  The Proxy Statement has been drafted so as to contain substantially the same information as is contained in the Company’s Schedule TO that was filed in connection with the Convertible Exchange Offer.  Similarly, the solicitation of proxies for the PIERS Amendments is being conducted for a period greater than the 20 business days required by Rule 13e-4 and will run concurrently with the Convertible Exchange Offer being made in compliance with Rule 13e-4.

Finally, subjecting the solicitation of proxies for the PIERS Amendments to Rule 13e-4 would be inconsistent with similar transactions conducted by a number of other companies that have similarly sought security holder approval to amend the terms of existing preferred stock to convert such preferred stock into common stock pursuant to the proxy rules and not in accordance with Rule 13e-4.

•                  Definitive 14A: Samsonite Corporation (filed with the Commission on June 30, 2003) —  proposal to amend the terms of the existing preferred stock to permit the company to convert its outstanding existing preferred stock into a combination of shares of new convertible preferred stock and shares of common stock, or a combination or shares of common stock and warrants as part of a recapitalization of the company;

•                  Definitive 14A: Frontline Communications Corporation (filed with the Commission on November 13, 2003) — proposal to amend the certificate of designation to provide for the mandatory conversion of the preferred stock upon the election of the holders of a majority of the preferred stock into shares of common stock in order to maintain listing status on a national stock exchange;

•                  Definitive 14A: Transtexas Gas Corporation (filed with the Commission on June 17, 2002) — proposal to amend the certificates of designations for two classes of preferred stock in order to increase the applicability of the existing mandatory conversion feature from one-half of the outstanding preferred stock to all of the outstanding preferred stock and to then mandatorily convert such shares into common stock with the goal of eliminating all of the outstanding preferred stock of the company; and

•                  Definitive 14A: Bank of San Francisco Company Holding Company, filed with the Commission on May 9, 1994: proposal to authorize the conversion of preferred stock into common stock and warrants pursuant to an amendment to the certificate of designation in order to comply with a letter agreement with the holder of the preferred stock.

For all the reasons above, we do not believe that seeking a shareholder vote for the PIERS Amendments in accordance with the terms of the Certificate of Designation governing the PIERS constitutes a tender offer subject to Rule 13e-4.

*              *              *

The Company looks forward to resolving the Staff’s comments as expeditiously as possible in order to be able to release the Proxy Statement to stockholders.  If you have any questions, or if it would expedite your review in any way, please do not hesitate to contact the undersigned at (212) 318-6311 or my partner, William F. Schwitter at (212) 318-6400.

Sincerely,

/s/ Scott R. Saks

Scott R. Saks

of PAUL, HASTINGS, JANOFSKY & WALKER LLP

cc:	James Coughlin, Esq.
General Counsel, Six Flags, Inc.

William F. Schwitter, Esq.
Paul, Hastings, Janofsky & Walker LLP

Michele Cohen, Esq.
Paul, Hastings, Janofsky & Walker LLP